SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: April 7, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Annual Information Form
Exhibit Index
Exhibit 3.6	Amendment No. 4 to the Articles of Continuance
Exhibit 3.7	Amendment No. 5 to the Articles of Continuance
Exhibit 3.8	Employees’ and Directors’ Equity Incentive Form
Exhibit 10.1	Employment Agreement for John Macken
Exhibit 10.3	Amendment to the Equity Participation and Earn-In Agreement dated October 15, 2004
Exhibit 10.4	Head Agreement dated February 4, 2005
Exhibit 10.5	Share sale agreement dated February 4, 2005 relating to shares in Beviron Pty Limited
Exhibit 10.6	Share sale agreement dated February 4, 2005 relating to shares in Arbutus Holding Ltd.
Exhibit 10.7	Amended and restated Coal Rights Retention Agreement, dated January 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 7, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document

3.1
Articles of Continuance the Registrant dated February 21, 1995 pursuant to the Yukon Business Corporations Act. (Previously filed as part of Exhibit 3.1 to filing on Form 40-FR12G filed November 17, 2003.)

3.2	By-Law No. 1 of the Registrant dated February 21, 1995 pursuant to the Yukon Business Corporations Act. (Previously filed as part of Exhibit 3.1 to filing on Form 40-FR12G filed November 17, 2003.)

3.3	Amendment No. 1 to Articles of Continuance of the Registrant dated June 10, 1996. (Previously filed as Exhibit 3.2 to filing on Form 40-FR12G filed November 17, 2003.)

3.4	Amendment No. 2 to Articles of Continuance of the Registrant dated June 27, 1997. (Previously filed as Exhibit 3.3 to filing on Form 40-FR12G filed November 17, 2003.)

3.5	Amendment No. 3 to Articles of Continuance of the Registrant dated June 16, 1999. (Previously filed as Exhibit 3.4 to filing on Form 40-FR12G filed November 17, 2003.)

3.6	Amendment No. 4 to Articles of Continuance of the Registrant dated June 29, 2000.

3.7	Amendment No. 5 to Articles of Continuance of the Registrant dated June 10, 2004.

3.8	Employees’ and Directors’ Equity Incentive Plan of the Registrant effective June 25, 2002.

10.1	Employment Agreement dated November 1, 2003 between the Registrant and John Macken.

10.2	Equity Participation and Earn-In Agreement dated October 15, 2004 between the Registrant and Entrée Gold Inc. (Previously filed under Form 6-K dated October 22, 2004.)

10.3	Amendment dated November 9, 2004 to Equity Participation and Earn-In Agreement dated October 15, 2004 between the Registrant and Entrée Gold Inc.

10.4	Head Agreement dated February 4, 2005 among the Registrant, Stemcor Pellets Ltd., Dominant Holdings AG and Stemcor Holdings Limited.

10.5	Share Sale Agreement dated February 4, 2005 between the Registrant and Stemcor Pellets Ltd.

10.6	Share Sale Agreement dated February 4, 2005 between the Registrant and Dominant Holdings AG.

10.7	Amended and Restated Coal Rights Retention Agreement between Asia Gold Corp. and the Registrant dated July 31, 2003, amended and restated as of January 31, 2005.